ARKEMA

November 21st, 2006


06018751

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD



ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

ARKEMA

Enclosed documents

- Press release : “Arkema becomes Nanoledge’s dedicated supplier for carbon nanotubes”



NANOLEDGE

Press release

Paris, November 21th 2006

Arkema becomes Nanoledge's dedicated supplier for carbon nanotubes

Nanoledge and Arkema have reached a formal agreement for the supply of Graphistrength™ C100 multi-walled carbon nanotubes (high-purity carbon nanotubes).

Arkema will thereby allow Nanoledge to efficiently develop commercial applications for NANO IN RES in the sports and leisure sector.

Nanoledge, which recently presented the NANO IN RES MASTER SERIES, its latest range of high-performance carbon nanotubes filled resins, confirms that it is pleased with the deal.

For Franck Bennardi, CEO of Nanoledge : *"Working with Arkema, a major player in the development of nanostructured materials, will boost our credibility in the market. By using Graphistrength C100 in our NANO IN RES resins, we will be able to offer our customers high-quality resin formulations. Moreover, we will benefit from Arkema's safety and risk prevention expertise."*

For Christian Collette, Arkema Vice President - R&D : *"Arkema aims to be a vital supplier of carbon nanotubes. This deal with Nanoledge falls perfectly in line with our development strategy and shows that carbon nanotubes are finding an increasing number of genuinely commercial applications."*

Unique through their structure and their shape, carbon nanotubes feature outstanding intrinsic properties. They are 6 times lighter and 100 times stronger than steel, their electrical conductivity is equivalent to that of copper, their thermal conductivity is very high, and they are as hard as diamond.

Arkema is developing its sales of carbon nanotubes in the thermoplastics, epoxy resins, elastomers and coatings sectors. Studies are also underway into applications in other fields, in particular energy, an area in which the use of carbon nanotubes should help develop low-energy batteries and fuel cells.

A world-class chemical concern, **Arkema** combines three strategically related, integrated businesses: Vinyl Products, Industrial Chemicals and Performance Products. With operations in more than 40 countries and 18,400 employees, the company reported revenue of €5.7 billion in 2005. Leveraging six research centers in France, the United States and Japan and internationally recognized brands, Arkema holds leadership positions in each of its principal markets.

www.arkema.com

Founded in 2001 as a spin-out company of CNRS (French Research Institute), **Nanoledge** is a Nanotechnology provider delivering industrial products for the Composite Industry and specializing in commercial Sporting Goods applications. Its "NANO IN" product line offers users the design and development of high-performance and multi-functional Composites (based on Carbon Nanotubes filled resins). "NANO IN" integrated carbon nanotubes create and improve the strength, toughness, flexibility and conductivity of Composite Materials.

Nanoledge's core competencies are:

1 - Functionalization, Compatibilization, Dispersion and Integration of Carbon Nanotubes (Nanotechnology expertise),

2 - Carbon Nanotubes filled Resins formulation (Resins expertise),

3 - High-Performance Composite Materials Processing (Composites expertise).

www.nanoledge.com